
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631   December 14, 2009

Todd A. Becker
President and Chief Executive Officer
Green Plains Renewable Energy, Inc.
9420 Underwood Ave., Suite 100
Omaha, Nebraska 68114

>   **RE: Green Plains Renewable Energy, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed on November 19, 2009**
>   **File No.: 333-163203**

Dear Mr. Becker:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Legality Opinion

Exhibits

1. Please file the forms of indentures, which must be qualified when the registration statement becomes effective. See Compliance and Disclosure Interpretations – Trust Indenture Act of 1939 (Interpretation 201.02), available in the Corporation Finance section of our website.

2. We note that you plan to file Exhibit 25.1, Statement of Eligibility of Trustee on Form T-1, at a later date. Please note that if you rely on Section 305(b)(2) of the Trust Indenture Act of 1939, you must separately file the Form T-1 under the electronic form type 305B2. See

Mr. Todd A. Becker
Green Plains Renewable Energy, Inc.
December 14, 2009
Page 2

Compliance and Disclosure Interpretations – Trust Indenture Act of 1939 (Section 220.01), available in the Corporation Finance section of our website.

3. Please also include in the exhibit index a reference to the warrant agreement for the purchase of debt securities, which you refer to on page 7.

4. Since you state on page 12 that the indentures and debt securities will be governed in accordance with the laws of the State of New York, Counsel must also opine on matters governed by New York law and revise the fourth paragraph of its opinion accordingly.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request as least two business days in advance of the requested effective date.

If you have any questions regarding the above comments, please contact Errol Sanderson, Financial Analyst at (202) 551-3746 or me at (202) 551-3748.

Sincerely,

Pamela A. Long
Assistant Director